Shelter Rock Capital Group, LLC

(fka Shelter Rock Capital Advisors, LLC)
Statement of Financial Condition
December 31, 2021



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68818

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Shelter Rock Capital Group LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__34 Rockwood Road__
                          (No. and Street)

__Plandome__	__NY__	__11030__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__GENNARO J. FULVIO__	__(212) 490-3113__	__JFULVIO@FULVIOLLP.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAPHAEL GOLDBERG NIKPOUR COHEN & SULLIVAN - CERTIFIED PUBLIC ACCOUNTANTS PLLC
(Name – if individual, state last, first, and middle name)

__97 FROEHLICH FARM BOULEVARD__	__WOODBURY__	__NY__	__11797__
(Address)	(City)	(State)	(Zip Code)

__02/23/2010__	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___GENNARO JOHN FULVIO_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Shelter Rock Capital Group LLC_____, as of ___DECEMBER 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6399087
Qualified in New York County
My Commission Expires 10-15-2023

_____
Notary Public

Signature: _____

Title: _____
CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Shelter Rock Capital Group, LLC
(fka Shelter Rock Capital Advisors, LLC)
Table of Contents
December 31, 2021

Shelter Rock Capital Group, LLC
(fka Shelter Rock Capital Advisors, LLC)
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	200,731
Accounts receivable		3,623,942
Prepaid expenses		37,267
Due from affiliated companies		82,430
Equipment, net of accumulated depreciation of $8,209		14,272
Total Assets	$	3,958,642
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	31,585
Total Liabilities		31,585
Member's Equity		3,927,057
Total Liabilities and Member's Equity	$	3,958,642

The accompanying notes are an integral part of this statement.



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Shelter Rock Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Shelter Rock Capital Group, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Shelter Rock Capital Group, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2013.

Woodbury, New York
February 25, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

1. **Organization and Nature of Business**

   Shelter Rock Capital Group, LLC (fka Shelter Rock Capital Advisors, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

   The Company is a wholly owned subsidiary of Shelter Rock Capital Holdings, LLC (the "Parent").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   Use of Estimates

   The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Fair Value of Financial Instruments

   The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated company, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2021. The fair value of accounts receivable, receivable from affiliated company, and accounts payable is estimated by management to approximate their carrying value at December 31, 2021.

   Equipment

   Equipment is stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful life as follows:

Assets	Estimated Useful Life
Equipment	5 Years

   Accounts Receivable

   Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowance for doubtful accounts was not required as of December 31, 2021.

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2. **Summary of Significant Accounting Policies (continued)**

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant and expects collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenues from investment banking and advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements. These agreements are generally recognized at the point in time that performance obligations under the arrangement is satisfied (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entitiy for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code provides that any income or loss is passed through to the member for federal and state income tax purposes.

The Company is subject to New York City Unicorporated Business Tax for which it provides income

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taxes and the related accounts under the asset and liability method. During 2021, there is income allocable to New York City and accordingly, provision for income taxes is reflected in the accompanying Statement of Operations.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. **Equipment**

Equipment at December 31, 2020 is as follows:

Equipment	$	27,934
Less: accumulated depreciation		(13,662)
	$	14,272

Depreciation expense for the year ended December 31, 2021 was $5,452.

4. **Exemption from SEC Rule 15c3-3**

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) in reliance to footnote 74 because its business is limited to:

-Private placements of securities

-Merger and acquisition advisory services

5. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ration of aggregate indebtedness to net capital, bother as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $169,146, which was $164,146 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.19 to 1.

6.   **Related Party Transactions**

For the year ended December 31, 2021, $71,579 of expenses were incurred by the Company which will be reimbursed by Shelter Rock Capital Holdings LLC, the parent of the Company.

As of December 31, 2021, due from affiliated companies in the amount of $82,430 is included on the statement of financial condition.

7.   **Concentrations**

During the year ended December 31, 2021, four customers accounted for 89% of the total revenue, and one customer accounted for 98% of the total accounts receivable.

The Company maintains all of its cash in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

8.   **Commitments and Contingencies**

The Company's lease for office space expired in June 2020, and currently does not lease any office space. The Company does reimburse one employee for certain occupancy expenses that he incurs.

9.   **Uncertainties due to Coronavirus**

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

10.   **Subsequent Events**

Subsequent events have been evaluated through February 25, 2021, the date the financial statements were filed.   There have been no subsequent events requiring recogniztion or disclosure in the financial statements.